Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage of Ownership
Solomon JFZ (Asia) Holdings Limited	Hong Kong	100%
Solomon Private Wealth Limited	Hong Kong	100%
Cambria Capital, LLC	Utah	24.9%
Solomon Global Asset Management Limited	BVI	100%